__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 13 December 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc
To: Company Announcements Office The London Stock Exchange Company Announcements Office The Australian Stock Exchange	cc: New York Stock Exchange Swiss Stock Exchange Johannesburg Stock Exchange Deutsche Bank UBS Zurich

Date: 13 December 2004

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received on 10 December 2004 by BHP Billiton Plc in a letter from Barclays PLC, dated 9 December 2004, relating to major interests in shares of BHP Billiton Plc as at 8 December 2004:

"I hereby inform you that as at 8 December 2004 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.03%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

LEGAL ENTITY REPORT

BHP BILLITON PLC		SEDOL : 0056650

As at 8 December 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 74,720,461 USD0.50 representing 3.03% of the issued share capital of 2,468,147,002 units

Legal Entity	Holding	Percentage Held

Barclays Bank Trust Company Ltd	10,000	0.0004
Barclays Capital Securities Ltd	1,673,959	0.0678
Barclays Global Investors Japan Trust &	2,390,735	0.0969
Barclays Global Investors Australia Ltd	740,804	0.0300
Barclays Global Fund Advisors	4,799,397	0.1945
Barclays Life Assurance Co Ltd	3,048,799	0.1235
Barclays Global Investors Ltd	33,908,058	1.3738
Gerrard Ltd	341,691	0.138
Barclays Private Bank Ltd	4,789	0.0002
Barclays Global Investors, N.A.	26,680,767	1.0810
Barclays Global Investors Japan Ltd	1,121,462	0.0454

Group Holding	74,720,461	3.0273

REGISTERED HOLDERS REPORT

BHP BILLITON PLC		SEDOL: 0056650

As at 8 December 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 74,720,461 USD0.50 representing 3.03% of the issued share capital of 2,468,147,002 units.

Registered Holder	Account Designation	Holding

Bank of Ireland		439,718
Barclays Capital Nominees Ltd		1,673,959
Barclays Global Investors		23,600
Barclays Trust Co DMC69		10,000
BNP Paribas		222,105
Chase Nominees Ltd	16376	1,462,952
Chase Nominees Ltd	20947	5,750,506
CIBC Mellon Global Securities		25,802
Investors Bank and Trust Co.		3,643,355
Investors Bank and Trust Co.		425,288
Investors Bank and Trust Co.		631,548
Investors Bank and Trust Co.		68,635
Investors Bank and Trust Co.		30,571

Registered Holder	Account Designation	Holding

Investors Bank and Trust Co.		3,414,496
Investors Bank and Trust Co.		865,395
Investors Bank and Trust Co.		45,462
Investors Bank and Trust Co.		588,793
Investors Bank and Trust Co.		27,982
Investors Bank and Trust Co.		3,502,637
Investors Bank and Trust Co.		1,153,335
Investors Bank and Trust Co.		12,258,982
Investors Bank and Trust Co.		24,512
Investors Bank and Trust Co.		658,213
Investors Bank and Trust Co.		33,314
JP Morgan (BGI Custody)	16331	814,397
JP Morgan (BGI Custody)	16338	160,262
JP Morgan (BGI Custody)	16341	1,453,780
JP Morgan (BGI Custody)	16341	156,241
JP Morgan (BGI Custody)	16342	300,858
JP Morgan (BGI Custody)	16344	46,418
JP Morgan (BGI Custody)	16345	76,181
JP Morgan (BGI Custody)	16400	26,544,622
JP Morgan (BGI Custody)	17011	40,662
JP Morgan (BGI Custody)	18408	149,978
JPMorgan Chase Bank		74,072
JPMorgan Chase Bank		71,277
JPMorgan Chase Bank		97,465
JPMorgan Chase Bank		26,510
JPMorgan Chase Bank		30,495
JPMorgan Chase Bank		166,542
JPMorgan Chase Bank		158,472
JPMorgan Chase Bank		340,424
JPMorgan Chase Bank		400,380
JPMorgan Chase Bank		65,662
JPMorgan Chase Bank		3,605
JPMorgan Chase Bank		3,268
JPMorgan Chase Bank		35,459
JPMorgan Chase Bank		306,518
JPMorgan Chase Bank		104,074
JPMorgan Chase Bank		299,582
JPMorgan Chase Bank		1,260,028
JPMorgan Chase Bank		265,441
JPMorgan Chase Bank		2,787
JPMorgan Chase Bank		20,491
JPMorgan Chase Bank		23,820
Master Trust Bank		33,268
Mellon Trust - Boston & SF		368,630
Mellon Trust - Boston & SF		184,328
Mellon Trust of New England		229,805
Mitsubishi Trust International		15,175
Mitsubishi Trust International		24,661
Northern Trust Bank - BGI SEPA		300,945
Northern Trust Bank - BGI SEPA		54,406
Northern Trust Bank - BGI SEPA		205,265
R C Greig Nominees Limited a/c	BL1	103,269
R C Greig Nominees Limited a/c	CM1	62,045
R C Greig Nominees Limited GP1	GP1	105,112
Registered Holder	Account Designation	Holding

R C Greig Nominees Limited SA1	SA1	71,265
State Street		41,659
State Street		3,561
State Street Boston		2,162,135
State Street Boston		212,015
Sumitomo TB		12,659
Wells Fargo Seattle - Wire Ban		44,538
Zeban Nominees Limited		4,789

	Total	74,720,461

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 13 December 2004